[Letterhead of Andersen Andersen & Strong, L.C.]


                CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                ---------------------------------------------------



October 17, 1996



Wealth International, Inc.
1190 North Spring Creek Place, Suite A
Springville, Utah 84663

Re:    Consent to be named in the S-8 Registration Statement of Wealth
International, Inc., a Nevada corporation (the "Registrant"), SEC File
No. 33-05844-NY, to be filed on or about October 23, 1996, covering the registration and issuance of 425,000 shares of common stock to six individual consultants, on the exercise of certain options granted under a written compensation agreement.

Gentlemen:

        We hereby consent to the use of our report dated April 5, 1996, in the above referenced Registration Statement. We also consent to the use of our name as experts in such Registration Statement.


/s/ Andersen Andersen & Strong, L.C.
Certified Public Accountants



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